Exhibit 99.1

          3rd Quarter 2013 • Earnings News Release • Three and Nine months ended July 31, 2013
TD Bank Group Reports Third Quarter 2013 Results

This quarterly earnings news release should be read in conjunction with our unaudited Third Quarter 2013 Report to Shareholders for the three and nine months ended July 31, 2013, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), which is available on our website at http://www.td.com/investor/. This analysis is dated August 28, 2013. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).
Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:
•	Reported diluted earnings per share were $1.58, compared with $1.78.
•	Adjusted diluted earnings per share were $1.65, compared with $1.91.
•	Reported net income was $1,527 million, compared with $1,703 million.
•	Adjusted net income was $1,588 million, compared with $1,820 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2013, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $5.23, compared with $5.11.
•	Adjusted diluted earnings per share were $5.55, compared with $5.59.
•	Reported net income was $5,040 million, compared with $4,874 million.
•	Adjusted net income was $5,337 million, compared with $5,318 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $59 million after tax (6 cents per share), compared with $59 million after tax (6 cents per share) in the third quarter last year.
•	A gain of $70 million after tax (7 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio.
•
Integration charges and direct transaction costs of $24 million after tax (3 cents per share) relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $25 million after tax (3 cents per share) in the third quarter last year.

•	A loss of $48 million after tax (5 cents per share), due to the impact of the Alberta flood on the loan portfolio.

TORONTO, August 29, 2013 – TD Bank Group (TD or the Bank) today announced its financial results for the third quarter ended July 31, 2013. Results for the quarter reflected strong contributions from TD’s personal and commercial banking operations in Canada and the U.S., as well as TD’s Wealth business.
   "TD delivered adjusted earnings of $1.6 billion in the third quarter, down 13% from a year ago. Our third quarter results reflect very strong performances in our Canadian banking, Wealth and U.S. banking businesses, offset by losses previously announced in our Insurance business as a result of a combination of severe weather-related impacts and increased general insurance claims,” said Ed Clark, Group President and Chief Executive Officer. “Today we also announced a dividend increase of 4 cents per common share, which is our second dividend increase this year, and is consistent with our stated aim to increase the dividend payout ratio over time. This means that our fiscal 2013 paid dividend will increase 12% since 2012, demonstrating the Board’s confidence in our continuing ability to deliver long-term earnings growth.”

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted reported net income of $973 million in the third quarter. On an adjusted basis, net income was $997 million, up 12% compared with the third quarter last year. These earnings reflect continued good loan and deposit volume growth, favourable credit performance and effective expense management.
   "This was a very good quarter for our Canadian Personal and Commercial Banking businesses," said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Wealth Management. “We were recognized once again by J.D. Power and Associates, which gave us an eighth-straight win in customer satisfaction among the Big Five Canadian retail banks. Our continued focus on providing industry-leading customer service and convenience, as well as strategically investing in our business, will position us well for the future.”

Wealth and Insurance
Wealth and Insurance delivered net income of $7 million for the quarter, compared to net income of $360 million in the third quarter last year. Higher earnings from Wealth and TD Ameritrade were largely offset by losses in the Insurance business. On July 30, TD pre-announced a third quarter expected net loss in its Insurance business as a result of charges of approximately $418 million after tax. TD Ameritrade contributed $69 million in earnings to the segment, an increase of 23% compared to the third quarter last year.
   TD’s Wealth business had a strong third quarter, driven primarily by asset growth and higher trading volumes. Continued strong performance is expected for the remainder of the year, with an ongoing focus on providing exceptional client experiences and managing expenses prudently.
   TD Insurance posted a third quarter loss of $243 million after tax, the result of charges of approximately $418 million after tax, from a combination of severe weather-related impacts and increased general insurance claims.

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking adjusted net income for the quarter was US$432 million, an increase of 22% compared with the third quarter last year. Results were driven by strong loan and deposit volume growth, improvement in credit quality and higher gains on sales of securities and debt securities classified as loans, partially offset by lower margins.
   "TD Bank, America's Most Convenient Bank, had a good third quarter," said Mike Pedersen, Group Head, U.S. Personal and Commercial Banking. "We are encouraged by the U.S. economic recovery, but the environment remains challenging. We will continue building on our brand promise of legendary customer service and convenience.”

Wholesale Banking
Wholesale Banking generated $147 million in net income for the quarter, a decrease of 18% compared with the third quarter last year, driven by lower trading-related revenue, partially offset by lower non-interest expenses.
   “While this quarter’s Wholesale results were below expectations, our business fundamentals remain strong,” said Bob Dorrance, Group Head, Wholesale Banking. “Despite uncertainty about the economic environment, we remain confident about the success of our diversified, client-focused franchise businesses.”

Capital
TD's Common Equity Tier 1 ratio on a Basel III fully phased-in basis was 8.9%, up from 8.8% last quarter.

Conclusion
“Our results this quarter demonstrate the strength of our diversified business model, as evidenced by very strong results in a number of businesses, the dividend increase announced today, and our higher capital ratio,” said Clark. “For the remainder of the year, we will continue to manage expense growth while strategically investing in our businesses. I’m confident we have the right strategy, brand and team to deliver on our vision to be The Better Bank."

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2012 Annual Report (“2012 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2013” and in other statements regarding the Bank’s objectives and priorities for 2013 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2012” in the “Financial Results Overview” section of the  2012 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; changes to the Bank’s credit ratings; changes in interest rates; increased funding costs for credit due to market illiquidity and competition for funding; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2012 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to the transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2013”, each as updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Results of operations
Total revenue	$5,945	$6,000	$5,841	$17,916	$17,233
Provision for credit losses	477	417	438	1,279	1,230
Non-interest expenses	3,764	3,626	3,471	10,885	10,392
Net income – reported	1,527	1,723	1,703	5,040	4,874
Net income – adjusted[1]	1,588	1,833	1,820	5,337	5,318
Economic profit[2]	473	756	787	2,062	2,330
Return on common equity – reported	12.5%	14.8%	15.3%	14.2%	15.1%
Return on common equity – adjusted[2]	13.0%	15.8%	16.4%	15.1%	16.6%
Financial position
Total assets	$835,101	$826,407	$806,283	$835,101	$806,283
Total equity	50,918	51,159	48,067	50,918	48,067
Total risk-weighted assets[3]	283,521	281,790	246,401	283,521	246,401
Financial ratios
Efficiency ratio – reported	63.3%	60.5%	59.4%	60.8%	60.3%
Efficiency ratio – adjusted[1]	62.5%	58.4%	55.4%	58.8%	55.8%
Common Equity Tier 1 capital to risk weighted assets[4]	8.9%	8.8%	n/a	8.9%	n/a
Tier 1 capital to risk weighted assets[3]	11.0%	10.8%	12.2%	11.0%	12.2%
Provision for credit losses as a % of net average loans
and acceptances[5]	0.43%	0.39%	0.42%	0.39%	0.39%
Common share information – reported (dollars)
Per share earnings
Basic	$1.59	$1.79	$1.79	$5.25	$5.14
Diluted	1.58	1.78	1.78	5.23	5.11
Dividends per share	0.81	0.81	0.72	2.39	2.12
Book value per share	50.04	50.18	47.37	50.04	47.37
Closing share price	86.56	82.59	78.92	86.56	78.92
Shares outstanding (millions)
Average basic	921.4	920.9	908.7	919.7	904.6
Average diluted	924.1	923.7	916.0	923.5	913.0
End of period	919.8	922.1	911.7	919.8	911.7
Market capitalization (billions of Canadian dollars)	$79.6	$76.2	$71.9	$79.6	$71.9
Dividend yield	3.7%	3.7%	3.5%	3.8%	3.6%
Dividend payout ratio	51.0%	45.3%	40.2%	45.5%	41.3%
Price-earnings ratio	12.6	11.7	11.6	12.6	11.6
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.65	$1.91	$1.92	$5.57	$5.63
Diluted	1.65	1.90	1.91	5.55	5.59
Dividend payout ratio	49.0%	42.4%	37.5%	42.9%	37.7%
Price-earnings ratio	11.7	10.8	10.8	11.7	10.8
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation.
3
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to the first quarter of 2013, amounts were calculated in accordance with the Basel II regulatory framework.

4
Effective the first quarter of 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the Common Equity Tier 1 capital measure in accordance with the “all-in” methodology.

5
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Net interest income	$4,146	$3,902	$3,817	$11,894	$11,184
Non-interest income	1,799	2,098	2,024	6,022	6,049
Total revenue	5,945	6,000	5,841	17,916	17,233
Provision for credit losses	477	417	438	1,279	1,230
Non-interest expenses	3,764	3,626	3,471	10,885	10,392
Income before income taxes and equity in net income of an
investment in associate	1,704	1,957	1,932	5,752	5,611
Provision for income taxes	252	291	291	903	914
Equity in net income of an investment in associate, net of income taxes	75	57	62	191	177
Net income – reported	1,527	1,723	1,703	5,040	4,874
Preferred dividends	38	49	49	136	147
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,489	$1,674	$1,654	$4,904	$4,727
Attributable to:
Non-controlling interests	$26	$26	$26	$78	$78
Common shareholders	$1,463	$1,648	$1,628	$4,826	$4,649

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The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Operating results – adjusted
Net interest income[1]	$4,146	$3,902	$3,817	$11,894	$11,220
Non-interest income[2]	1,717	2,123	2,021	5,934	6,107
Total revenue	5,863	6,025	5,838	17,828	17,327
Provision for credit losses[3]	412	417	479	1,214	1,392
Non-interest expenses[4]	3,662	3,518	3,232	10,480	9,669
Income before income taxes and equity in net income of an
investment in associate	1,789	2,090	2,127	6,134	6,266
Provision for income taxes[5]	290	328	382	1,029	1,168
Equity in net income of an investment in associate, net of income taxes[6]	89	71	75	232	220
Net income – adjusted	1,588	1,833	1,820	5,337	5,318
Preferred dividends	38	49	49	136	147
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,550	1,784	1,771	5,201	5,171
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	26	78	78
Net income available to common shareholders – adjusted	1,524	1,758	1,745	5,123	5,093
Adjustments for items of note, net of income taxes
Amortization of intangibles[7]	(59)	(58)	(59)	(173)	(178)
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio[8]	70	(22)	–	72	(54)
Integration charges and direct transaction costs relating to U.S. Personal and
Commercial Banking acquisitions[9]	–	–	–	–	(9)
Fair value of credit default swaps hedging the corporate loan book, net of
provision for credit losses[10]	–	–	2	–	–
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition[11]	–	–	(6)	–	(14)
Integration charges and direct transaction costs relating to the acquisition
of the credit card portfolio of MBNA Canada[12]	(24)	(30)	(25)	(78)	(79)
Litigation reserve[13]	–	–	(77)	(70)	(248)
Reduction of allowance for incurred but not identified credit losses[14]	–	–	30	–	120
Positive impact due to changes in statutory income tax rates[15]	–	–	18	–	18
Impact of Alberta flood on the loan portfolio[16]	(48)	–	–	(48)	–
Total adjustments for items of note	(61)	(110)	(117)	(297)	(444)
Net income available to common shareholders – reported	$1,463	$1,648	$1,628	$4,826	$4,649
1
Adjusted net interest income excludes the following items of note: second quarter 2012 – $22 million ($17 million after tax) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 12; first quarter 2012 – $14 million ($10 million after tax) of certain charges against revenue related to promotional-rate card origination activities.

2
Adjusted non-interest income excludes the following items of note: third quarter 2013 – $82 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; second quarter 2013 – $25 million loss due to change in fair value of derivatives hedging the AFS securities portfolio; first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; third quarter 2012 – $3 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10, $2 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $2 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11; second quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $5 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: third quarter 2013 – $65 million due to the impact of the Alberta flood on the loan portfolio, as explained in footnote 16; third quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 14; second quarter 2012 – $80 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking.

4
Adjusted non-interest expenses excludes the following items of note: third quarter 2013 – $69 million amortization of intangibles, as explained in footnote 7; $33 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 12; second quarter 2013 – $67 million amortization of intangibles; $41 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2013 – $66 million amortization of intangibles; $32 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $97 million of charges related to a litigation reserve, as explained in footnote 13; third quarter 2012 – $69 million amortization of intangibles; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $35 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $128 million of charges related to a litigation reserve; second quarter 2012 – $69 million amortization of intangibles; $6 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $285 million of charges related to a litigation reserve.

5
For a reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: third quarter 2013 – $14 million amortization of intangibles, as explained in footnote 7; second quarter 2013 – $14 million amortization of intangibles; first quarter 2013 – $13 million amortization of intangibles; third quarter 2012 – $13 million amortization of intangibles; second quarter 2012 – $15 million amortization of intangibles; first quarter 2012 – $15 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolio of MBNA Canada in 2012, the acquisition of Target’s U.S. credit card portfolio in 2013, and the Epoch acquisition in 2013. Amortization of software is recorded in amortization of other intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of other intangibles acquired as a result of asset acquisitions and business combinations.

8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 7

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. The first quarter of 2012 was the last quarter U.S. Personal and Commercial Banking included any further integration charges or direct transaction costs as an item of note.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking. The fourth quarter of 2012 was the last quarter U.S. Personal and Commercial Banking included any further Chrysler Financial-related integration charges or direct transaction costs as an item of note.

12
As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenue related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition are incurred by Canadian Personal and Commercial Banking. The integration charges to date are higher than what was anticipated when the transaction was announced. The elevated spending is primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business.

13
The Bank took prudent steps to determine in accordance with applicable accounting standards that litigation provisions were required in the following relevant periods. In the first quarter of 2012, the Bank determined that the litigation provision of $285 million ($171 million after tax) was required as a result of certain adverse judgments in the U.S. during the quarter as well as settlements reached following the quarter. Based on the continued evaluation of this portfolio of cases, the Bank determined in accordance with applicable accounting standards that an increase to this litigation reserve of $128 million ($77 million after tax) was required in the third quarter of 2012. In the first quarter of 2013, the Bank further reassessed its litigation provisions and determined that an additional increase in the litigation provision of $97 million ($70 million after tax) was required as a result of recent developments and settlements reached in the U.S., having considered these factors as well as other related or analogous litigation cases.

14
Excluding the impact related to the credit card portfolio of MBNA Canada and other consumer loan portfolios (which is recorded in Canadian Personal and Commercial Banking), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” was $41 million ($30 million after tax) in the third quarter 2012, $80 million ($59 million after tax) in the second quarter 2012 and $41 million ($31 million after tax) in the first quarter 2012, all of which was attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios. Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business will be included in Corporate segment net income and will no longer be recorded as an item of note.

15	This represents the impact of changes in the income tax statutory rate on net deferred income tax balances.
16
On July 30, 2013, the Bank announced it estimated a provision of no more than $125 million before taxes of residential loan losses as a result of the southern Alberta flooding. Upon further review, the Bank has been able to further refine initial assumptions and as a result, the Bank has estimated a provision of $65 million ($48 million after tax).

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Basic earnings per share – reported	$1.59	$1.79	$1.79	$5.25	$5.14
Adjustments for items of note[2]	0.06	0.12	0.13	0.32	0.49
Basic earnings per share – adjusted	$1.65	$1.91	$1.92	$5.57	$5.63

Diluted earnings per share – reported	$1.58	$1.78	$1.78	$5.23	$5.11
Adjustments for items of note[2]	0.07	0.12	0.13	0.32	0.48
Diluted earnings per share – adjusted	$1.65	$1.90	$1.91	$5.55	$5.59
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 8

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Provision for income taxes – reported	$252	$291	$291	$903	$914
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	24	23	23	70	73
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(12)	3	(2)	(16)	2
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions	–	–	–	–	2
Fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses	–	–	(1)	–	1
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the
Chrysler Financial acquisition	–	–	3	–	7
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	9	11	10	28	28
Litigation reserve	–	–	51	27	165
Reduction of allowance for incurred but not identified credit losses	–	–	(11)	–	(42)
Positive impact due to changes in statutory income tax rates	–	–	18	–	18
Impact of Alberta flood on the loan portfolio	17	–	–	17	–
Total adjustments for items of note	38	37	91	126	254
Provision for income taxes – adjusted	$290	$328	$382	$1,029	$1,168
Effective income tax rate – adjusted[3]	16.2%	15.7%	18.0%	16.8%	18.6%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes as a percentage of adjusted net income before taxes.

Economic Profit and Return on Common Equity
The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 (CET1) ratio. The return measures for business segments reflect a return on common equity methodology.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Average common equity	$46,342	$45,651	$42,333	$45,475	$41,012
Rate charged for average common equity	9.0%	9.0%	9.0%	9.0%	9.0%
Charge for average common equity	$1,051	$1,002	$958	$3,061	$2,763
Net income available to common shareholders
– reported	$1,463	$1,648	$1,628	$4,826	$4,649
Items of note impacting income, net of income taxes[1]	61	110	117	297	444
Net income available to common shareholders
– adjusted	$1,524	$1,758	$1,745	$5,123	$5,093
Economic profit[2]	$473	$756	$787	$2,062	$2,330
Return on common equity – adjusted	13.0%	15.8%	16.4%	15.1%	16.6%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Economic profit is calculated based on average common equity.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 9

SIGNIFICANT EVENTS IN 2013

Acquisition of Target Corporation’s U.S. Credit Card Portfolio
On March 13, 2013, the Bank acquired substantially all of Target Corporation’s existing U.S. Visa and private label credit card portfolios, with a gross outstanding balance of $5.8 billion. The Bank also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.
Under the terms of the program agreement, the Bank and Target Corporation will share in the profits generated by the portfolios. Target Corporation will be responsible for all elements of operations and customer service, and will bear most of the operating costs to service the assets. The Bank will control risk management policies and regulatory compliance and will bear all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date to July 31, 2013 have been recorded in the U.S. Personal and Commercial Banking segment.
At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Interim Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation’s net share of revenue and credit losses is recorded in Non-interest expenses on the Interim Consolidated Statement of Income and related receivables from, or payables to Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Interim Consolidated Balance Sheet.

Acquisition of Epoch
On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch) for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.
The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date to July 31, 2013, have been consolidated with the Bank’s results and are reported in the Wealth and Insurance segment. As at March 27, 2013, the acquisition contributed $36 million of tangible assets, and $12 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $650 million has been allocated to customer relationship intangibles of $149 million and goodwill of $501 million.

Sale of TD Waterhouse Institutional Services
On August 1, 2013, subsidiaries of the Bank and National Bank of Canada entered into an agreement to sell the Bank’s institutional services business, known as TD Waterhouse Institutional Services. The transaction price is $250 million, subject to a price adjustment mechanism based on asset retention. The transaction is subject to the receipt of regulatory approval and other customary closing conditions, and is expected to close in calendar 2013.

Agreement with Aimia Inc. (Aimia)
On August 12, 2013, the Bank and Aimia announced that the Bank will become the primary credit card issuer for Aeroplan, a loyalty program owned by Aimia, starting on January 1, 2014. On August 26, 2013, the Bank announced that it would continue to discuss with Aimia and Canadian Imperial Bank of Commerce (CIBC) to negotiate a broad framework that could see CIBC retain cards held by their franchise banking customers, with TD to acquire the remainder. There can be no assurance that an agreement will be reached.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the credit card portfolio of MBNA Canada (MBNA) are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of MBNA are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition were reported in the Corporate segment.
Effective March 13, 2013, results of the acquisition of Target’s U.S. credit card portfolio (Target) are reported in U.S. Personal and Commercial Banking. Effective March 27, 2013, the results of Epoch Investment Partners, Inc. (Epoch) are reported in Wealth and Insurance.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the MD&A of the Bank’s 2012 Annual Report, and Note 28 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2012. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $80 million, compared with $71 million in the third quarter last year, and $77 million in the prior quarter.

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Net interest income	$2,126	$2,010	$2,055	$6,194	$5,952
Non-interest income	695	655	675	2,015	1,951
Total revenue – reported	2,821	2,665	2,730	8,209	7,903
Total revenue – adjusted	2,821	2,665	2,730	8,209	7,939
Provision for credit losses	216	245	288	705	845
Non-interest expenses – reported	1,281	1,267	1,259	3,774	3,645
Non-interest expenses – adjusted	1,248	1,226	1,224	3,668	3,574
Net income – reported	$973	$847	$864	$2,740	$2,498
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	24	30	25	78	79
Net income – adjusted	$997	$877	$889	$2,818	$2,577
Selected volumes and ratios
Return on common equity – reported	49.4%	44.6%	44.1%	47.2%	43.2%
Return on common equity – adjusted	50.6%	46.3%	45.4%	48.6%	44.6%
Margin on average earning assets (including securitized assets)
– reported	2.83%	2.80%	2.86%	2.81%	2.82%
Margin on average earning assets (including securitized assets)
– adjusted	2.83%	2.80%	2.86%	2.81%	2.84%
Efficiency ratio – reported	45.4%	47.5%	46.1%	46.0%	46.1%
Efficiency ratio – adjusted	44.2%	46.0%	44.8%	44.7%	45.0%
Number of Canadian retail stores	1,169	1,165	1,160	1,169	1,160
Average number of full-time equivalent staff	28,345	28,048	31,270	28,262	30,994
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2013 vs. Q3 2012
Canadian Personal and Commercial Banking net income for the quarter on a reported basis was a record $973 million, an increase of $109 million, or 13%, compared with the third quarter last year. Adjusted net income for the quarter was a record $997 million, an increase of $108 million, or 12%, compared with the third quarter last year. The increase in adjusted earnings was primarily driven by loan and deposit volume growth, stable margins, favourable credit performance, and effective cost management, partially offset by an elevated MBNA contribution in the third quarter last year from better credit performance on acquired loans. The reported annualized return on common equity for the quarter was 49.4%, while the adjusted annualized return on common equity was 50.6%, compared with 44.1% and 45.4% respectively, in the third quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal and business banking, auto lending and credit cards. Revenue for the quarter was a record $2,821 million, an increase of $91 million, or 3%, compared with the third quarter last year. Net interest income growth was driven by portfolio volume growth, partially offset by an elevated MBNA contribution in the third quarter last year from better credit performance on acquired loans. The personal banking business generated solid lending volume growth of $8 billion, or 3%, reflecting a slowing housing market and continued consumer deleveraging. Compared with the third quarter last year, average real estate secured lending volume increased $8.2 billion, or 4%. Auto lending average volume increased $0.2 billion, or 2%, while all other personal lending average volumes decreased $0.4 billion, or 1%, largely driven by managed declines in the MBNA portfolio. Business loans and acceptances average volumes increased $5.4 billion, or 13%. Average personal deposit volumes increased $4 billion, or 3%, while average business deposit volumes increased $5.4 billion, or 8%. Margin on average earning assets was 2.83%, a 3 basis point (bps) decrease primarily due to the impact on deposit margins from the low rate environment and the MBNA credit mark release in the third quarter last year. Non-interest income increased $20 million, or 3%, primarily due to volume-related fee growth and retail sales initiatives.
PCL for the quarter was $216 million, a decrease of $72 million, or 25%, compared with the third quarter last year. Personal banking PCL was $211 million, a decrease of $61 million, or 22%, due primarily to better credit performance and low bankruptcies principally in credit cards. Business banking PCL was $5 million, a decrease of $11 million, compared with the third quarter last year primarily due to higher recoveries. Annualized PCL as a percentage of credit volume was 0.28%, a decrease of 11 bps, compared with the third quarter last year. Net impaired loans were $880 million, an increase of $17 million, or 2%, compared with the third quarter last year. Net impaired loans as a percentage of total loans were 0.29%, in line with the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 11

Reported non-interest expenses for the quarter were $1,281 million, an increase of $22 million, or 2%, compared with the third quarter last year. Adjusted non-interest expenses for the quarter were $1,248 million, an increase of $24 million, or 2%, compared with the third quarter last year driven by volume growth, merit increases, and investment in initiatives to grow the business. These increases were partially offset by productivity gains.
The average full-time equivalent (FTE) staffing levels decreased by 2,925, or 9%, compared with the third quarter last year, primarily due to a transfer of FTEs to the Corporate segment. Operating FTE declined by 1% due to volume-related reductions and productivity initiatives, partially offset by increases in front line staff. The reported efficiency ratio for the quarter improved to 45.4%, compared with 46.1% in the third quarter last year, while the adjusted efficiency ratio improved to 44.2%, compared with 44.8% in the third quarter last year.

Quarterly comparison – Q3 2013 vs. Q2 2013
Canadian Personal and Commercial Banking net income for the quarter on a reported basis increased $126 million, or 15%, compared with the prior quarter. Adjusted net income for the quarter increased $120 million, or 14%, compared with the prior quarter. The increase in earnings was primarily due to three extra calendar days, lower provision for credit losses, higher volumes and margins. The reported annualized return on common equity for the quarter was 49.4%, while the adjusted annualized return on common equity was 50.6%, compared with 44.6% and 46.3% respectively, in the prior quarter.
Revenue for the quarter increased $156 million, or 6%, compared with the prior quarter, due primarily to three extra calendar days and volume growth. Compared with the prior quarter, average real estate secured lending volume increased $2.7 billion, or 1%. All other personal lending average volumes increased $0.3 billion, or 1%. Business loans and acceptances average volumes increased $1.3 billion, or 3%. Average personal deposit volumes increased $0.4 billion, while average business deposit volumes increased $2.9 billion, or 4%. Margin on average earning assets increased 3 bps primarily due to seasonal factors. Non-interest income increased $40 million, or 6%, primarily due to volume growth, three extra calendar days and retail sales initiatives.
PCL for the quarter decreased $29 million, or 12%, compared with the prior quarter. Personal banking PCL for the quarter decreased $1 million. Business banking PCL decreased $28 million due to a provision against a single client in the prior quarter and higher recoveries in the current quarter. Annualized PCL as a percentage of credit volume was 0.28%, a decrease of 5 bps, compared with the prior quarter. Net impaired loans decreased $29 million, or 3%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.29%, compared with 0.30% as at April 30, 2013.
Reported non-interest expenses for the quarter increased $14 million, or 1%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased $22 million, or 2%, compared with the prior quarter largely due to three extra calendar days.
The average FTE staffing levels increased by 297, or 1%, compared with the prior quarter primarily due to seasonal staffing requirements. The reported efficiency ratio for the quarter improved to 45.4%, compared with 47.5% in the prior quarter, while the adjusted efficiency ratio improved to 44.2%, compared with 46.0% in the prior quarter.

Year-to-date comparison – Q3 2013 vs. Q3 2012
Canadian Personal and Commercial Banking reported net income for the nine months ended July 31, 2013 was $2,740 million, an increase of $242 million, or 10%, compared with the same period last year. Adjusted net income was $2,818 million, an increase of $241 million, or 9%, compared with the same period last year. The increase in adjusted earnings was primarily driven by solid loan and deposit volume growth, favourable credit performance, and effective cost management. These increases were partially offset by an elevated MBNA contribution last year from better credit performance on acquired loans and one less calendar day. The reported annualized return on common equity was 47.2%, while the adjusted annualized return on common equity was 48.6%, compared with 43.2% and 44.6% respectively, in the same period last year.
Reported revenue was $8,209 million, an increase of $306 million, or 4%, compared with the same period last year. Adjusted revenue was $8,209 million, an increase of $270 million, or 3%, compared with the same period last year. Net interest income growth was driven by portfolio volume growth and an additional month of MBNA, partially offset by an elevated MBNA contribution last year from better credit performance on acquired loans and the impact of one less calendar day. The personal lending business generated solid lending volume growth of $9.3 billion, or 4%, reflecting a slowing housing market and continued consumer deleveraging. Compared with the same period last year, average real estate secured lending volume increased $9.3 billion, or 4%. Auto lending average volume increased $0.2 billion, or 1%, while all other personal lending average volumes remained relatively stable. Business loans and acceptances average volume increased $5.3 billion, or 13%. Average personal deposit volumes increased $7.2 billion, or 5%, while average business deposit volumes increased $5.2 billion, or 8%. Margin on average earning assets was 2.81%, a 1 bp decrease on a reported basis or a 3 bps decrease on an adjusted basis, primarily due to the impact on deposit margins from the low rate environment and the MBNA credit mark releases last year. Non-interest income increased $64 million, or 3%, primarily due to volume-related fee growth and the inclusion of an additional month of MBNA.
PCL was $705 million, a decrease of $140 million, or 17%, compared with the same period last year. Personal banking PCL was $659 million, a decrease of $139 million, or 17%, due primarily to better credit performance, enhanced collection strategies, and low bankruptcies. Business banking PCL was $46 million, a decrease of $1 million, compared with the same period last year. Annualized PCL as a percentage of credit volume was 0.31%, a decrease of 8 bps, compared with the same period last year.
Reported non-interest expenses were $3,774 million, an increase of $129 million, or 4%, compared with the same period last year. Adjusted non-interest expenses were $3,668 million, an increase of $94 million, or 3%, compared with the same period last year. Excluding MBNA, expenses increased $49 million, or 1%, as volume growth, merit increases, and investment in initiatives to grow the business were largely offset by productivity gains.
The average FTE staffing levels decreased by 2,732, or 9%, compared with the same period last year, primarily due to a transfer of FTEs to the Corporate segment. Operating FTE declined by 1% due to volume-related reductions and productivity gains. The reported efficiency ratio was 46.0%, or relatively flat, compared with 46.1% in the same period last year, while the adjusted efficiency ratio was 44.7%, or relatively flat, compared with 45.0% in the same period last year.

Business Outlook
During the third quarter, TD Canada Trust earned its 8th consecutive J.D. Power and Associates award for highest customer satisfaction levels among the Big Five Banks. We will continue to maintain our focus on delivering legendary customer service and convenience. Canadian Personal and Commercial Banking has posted very good year-to-date results driven by solid volume growth, good credit performance and effective expense management. We expect these drivers to largely hold for the fourth quarter. In the next year, we expect modest downward pressure on our margins, with small fluctuations in our quarterly margins, depending on product mix, seasonal factors and interest rate movement. Overall, we expect to deliver very good adjusted earnings growth for 2013.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 12

TABLE 8: WEALTH AND INSURANCE
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Net interest income	$144	$140	$148	$432	$436
Insurance revenue (loss), net of claims and related expenses[1]	(198)	294	270	421	881
Income (loss) from financial instruments designated at fair value
through profit or loss	(40)	10	18	(35)	11
Non-interest income – other	684	647	573	1,940	1,728
Total revenue	590	1,091	1,009	2,758	3,056
Non-interest expenses	711	710	632	2,091	1,924
Wealth and Insurance net income (loss), before TD Ameritrade	(62)	311	304	579	916
Wealth	181	158	154	504	453
Insurance	(243)	153	150	75	463
TD Ameritrade	69	53	56	169	158
Total Wealth and Insurance	$7	$364	$360	$748	$1,074
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)[2]	$279	$275	$249	$279	$249
Assets under management – Wealth (billions of Canadian dollars)[3]	246	247	204	246	204
Gross originated insurance premiums	1,049	923	989	2,779	2,629
Return on common equity	0.4%	25.2%	20.9%	16.6%	21.5%
Efficiency ratio	120.5%	65.1%	62.6%	75.8%	63.0%
Average number of full-time equivalent staff	11,661	11,751	11,981	11,664	11,961
1
Insurance revenue (loss), net of claims and related expenses is included in the Non-interest income line on the Bank’s Interim Consolidated Statement of Income. For the three and nine months ended July 31, 2013, the claims and related expenses were $1,140 million and $2,345 million, respectively (three and nine months ended July 31, 2012 – $645 million and $1,736 million, respectively).

2	The July 31, 2012 result for Wealth assets under administration was restated to conform with the presentation adopted in the fourth quarter of 2012.
3	As at July 31, 2013, the Wealth assets under management includes $29 billion (April 30, 2013 – $28 billion) related to Epoch.

As announced on July 30, 2013, the Bank took charges of $565 million ($418 million after tax) in the quarter ended July 31, 2013 to strengthen reserves for general insurance automobile claims and for claims resulting from severe weather-related events in southern Alberta and the Greater Toronto Area (referred to in this MD&A as the “additional Insurance Charges”).

Quarterly comparison – Q3 2013 vs. Q3 2012
Wealth and Insurance net income for the quarter was $7 million, a decrease of $353 million compared with the third quarter last year. Higher earnings from Wealth and TD Ameritrade were largely offset by the loss in the Insurance business. Wealth and Insurance net loss excluding TD Ameritrade was $62 million, a decrease of $366 million compared with the third quarter last year. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $69 million, an increase of $13 million, or 23%, compared with the third quarter last year, mainly driven by higher TD Ameritrade earnings. For its third quarter ended June 30, 2013, TD Ameritrade reported net income was US$184 million, an increase of US$30 million, or 19%, compared with the third quarter last year, primarily driven by increased transaction-based revenue from higher trading volumes and increased fee-based revenue from higher asset balances. The annualized return on common equity for the quarter for Wealth and Insurance was 0.4%, compared with 20.9% in the third quarter last year.
Wealth and Insurance revenue is derived from direct investing, advice-based businesses, asset management services, life and health insurance, and property and casualty insurance. Revenue for the quarter was $590 million, a decrease of $419 million, or 42%, compared to the third quarter last year. In the Wealth business, revenue increased mainly from higher fee-based revenue from asset growth, the addition of Epoch, and improved trading volumes. In the Insurance business, revenue decreased due to additional Insurance Charges and the sale of the U.S. Insurance business.
Non-interest expenses for the quarter were $711 million, an increase of $79 million, or 13%, compared with the third quarter last year, primarily due to the addition of Epoch, higher variable expenses in the Wealth business driven by increased revenue, and increased costs to support business growth in Wealth and Insurance including employee-related costs, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business.
Assets under administration of $279 billion as at July 31, 2013, increased $30 billion, or 12%, compared with July 31, 2012. Assets under management of $246 billion as at July 31, 2013 increased $42 billion, or 21%, compared with July 31, 2012. The increase in assets under administration was mainly driven by net new client assets and an increase in the market value of assets. The increase in assets under management was mainly driven by the addition of $29 billion of Epoch assets under management, net new client assets, and an increase in the market value of assets.
Gross originated insurance premiums were $1,049 million, an increase of $60 million, or 6%, compared with the third quarter last year primarily due to organic business growth.
The average FTE staffing levels decreased by 320, or 3%, compared to the third quarter last year, primarily due to the sale of the U.S. Insurance business, partially offset by an increase in staffing from business growth. The efficiency ratio for the current quarter was 120.5% due to additional Insurance Charges, compared with 62.6% in the third quarter last year.

Quarterly comparison – Q3 2013 vs. Q2 2013
Wealth and Insurance net income for the quarter decreased $357 million compared with the prior quarter. Higher earnings from Wealth and TD Ameritrade were largely offset by the loss in the Insurance business. Wealth and Insurance net income excluding TD Ameritrade decreased $373 million, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $16 million, or 30%, compared with the prior quarter, mainly driven by higher TD Ameritrade earnings. For its third quarter ended June 30, 2013, TD Ameritrade reported net income increased US$40 million, or 28%, compared with the prior quarter mainly driven by increased transaction-based revenue from higher trading volumes. The annualized return on common equity for the quarter was 0.4%, compared with 25.2% in the prior quarter.
Revenue for the quarter decreased $501 million, or 46%, compared with the prior quarter. In the Wealth business, revenue increased mainly due to the addition of a full quarter of Epoch and higher fee-based revenue from asset growth. In the Insurance business, revenue decreased due to additional Insurance Charges.
Non-interest expenses for the quarter remained relatively flat compared to the prior quarter.
Assets under administration of $279 billion as at July 31, 2013 increased by $4 billion, or 1%, compared with April 30, 2013. Assets under management of $246 billion as at July 31, 2013 decreased by $1 billion, compared with April 30, 2013. Assets were relatively flat compared to the prior quarter as increases in net new client assets were offset by decreases in the market value of assets.
Gross originated insurance premiums increased $126 million, or 14%, compared with the prior quarter due largely to seasonality.
The average FTE staffing levels for the current quarter decreased by 90 compared with the prior quarter. The efficiency ratio for the current quarter was 120.5% due to additional Insurance Charges, compared with 65.1% in the prior quarter.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 13

Year-to-date comparison – Q3 2013 vs. Q3 2012
Wealth and Insurance net income for the nine months ended July 31, 2013 was $748 million, a decrease of $326 million, or 30%, compared with the same period last year, reflecting lower earnings in the Insurance business, partially offset by higher earnings in Wealth and TD Ameritrade. Wealth and Insurance net income excluding TD Ameritrade was $579 million, a decrease of $337 million, or 37%, compared with the same period last year. The Bank’s reported investment in TD Ameritrade generated net income of $169 million, an increase of $11 million, or 7%, compared with the same period last year, mainly driven by higher TD Ameritrade earnings. For its nine months ended June 30, 2013, TD Ameritrade reported net income was US$474 million, an increase of US$32 million, or 7%, compared with the same period last year, primarily driven by increased fee-based revenue from higher asset balances and increased transaction-based revenue from higher trading volumes and lower expenses, partially offset by tax-related items. Wealth and Insurance’s annualized return on common equity was 16.6% compared with 21.5% in the same period last year.
Revenue was $2,758 million, a decrease of $298 million, or 10%, compared to the same period last year. In the Wealth business, revenue increased mainly from higher fee-based revenue from asset growth and the addition of Epoch. In the Insurance business, revenue decreased due to additional Insurance Charges, and the sale of the U.S. Insurance business, partially offset by premium volume growth.
Non-interest expenses were $2,091 million, an increase of $167 million, or 9%, compared with the same period last year. The increase was primarily due to higher variable expenses in the Wealth business driven by increased revenue, the addition of Epoch including integration costs, and increased costs to support business growth in Wealth and Insurance including employee related costs, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business.
Gross originated insurance premiums were $2,779 million, an increase of $150 million, or 6%, compared with the same period last year primarily due to organic business growth.
The average FTE staffing levels decreased by 297, or 2%, compared with the same period last year, primarily due to the sale of the U.S. Insurance business. The efficiency ratio was 75.8% due to additional Insurance Charges, compared with 63.0% in the same period last year.

Business Outlook
Our Wealth business continues to experience good momentum from net new asset growth. We are focused on enhancing client experience and managing expenses prudently, and the business remains on track to deliver strong results for the year as long as the capital markets remain healthy.
As we announced on July 30, 2013, we expect a modest decline in earnings in our Insurance business in the medium term, from the normalized 2012 level of $600 million. While we continue to monitor developments in the insurance industry, we believe, despite these challenges, the Insurance business has good long-term growth prospects.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 14

TABLE 9: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	July 31	April 30	July 31	July 31	April 30	July 31
	2013	2013	2012	2013	2013	2012
Net interest income	$1,374	$1,268	$1,180	$1,334	$1,244	$1,160
Non-interest income	593	470	346	575	463	340
Total revenue	1,967	1,738	1,526	1,909	1,707	1,500
Provision for credit losses – loans	218	182	150	213	178	148
Provision for (recovery of) credit losses – debt
securities classified as loans	(11)	3	3	(11)	3	3
Provision for credit losses – acquired
credit-impaired loans[1]	16	12	22	15	12	22
Provision for credit losses	223	197	175	217	193	173
Non-interest expenses – reported	1,206	1,072	1,058	1,170	1,052	1,041
Non-interest expenses – adjusted	1,206	1,072	930	1,170	1,052	915
Net income – reported	$445	$398	$284	$432	$392	$279
Adjustments for items of note[2]
Litigation reserve	–	–	77	–	–	76
Net income – adjusted	$445	$398	$361	$432	$392	$355
Selected volumes and ratios
Return on common equity – reported	9.1%	8.6%	6.4%	9.1%	8.6%	6.4%
Return on common equity – adjusted	9.1%	8.6%	8.1%	9.1%	8.6%	8.1%
Margin on average earning assets (TEB)[3]	3.80%	3.67%	3.59%	3.80%	3.67%	3.59%
Efficiency ratio – reported	61.3%	61.7%	69.3%	61.3%	61.7%	69.3%
Efficiency ratio – adjusted	61.3%	61.7%	60.9%	61.3%	61.7%	60.9%
Number of U.S. retail stores	1,312	1,310	1,299	1,312	1,310	1,299
Average number of full-time equivalent staff	24,811	24,668	24,972	24,811	24,668	24,972

		For the nine months ended
	Canadian dollars			U.S. dollars
	July 31	July 31	July 31	July 31
	2013	2012	2013	2012
Net interest income	$3,744	$3,515	$3,688	$3,479
Non-interest income	1,489	1,093	1,467	1,083
Total revenue	5,233	4,608	5,155	4,562
Provision for credit losses – loans	551	421	542	417
Provision for (recovery of) credit losses – debt securities
classified as loans	(5)	9	(5)	9
Provision for credit losses – acquired
credit-impaired loans[1]	50	95	50	95
Provision for credit losses	596	525	587	521
Non-interest expenses – reported	3,271	3,196	3,223	3,166
Non-interest expenses – adjusted	3,174	2,772	3,125	2,744
Net income – reported	$1,158	$812	$1,140	$802
Adjustments for items of note[2]
Integration charges and direct transaction
costs relating to U.S. Personal and
Commercial Banking acquisitions	–	9	–	9
Litigation reserve	70	248	71	247
Net income – adjusted	$1,228	$1,069	$1,211	$1,058
Selected volumes and ratios
Return on common equity – reported	8.3%	6.1%	8.3%	6.1%
Return on common equity – adjusted	8.8%	8.1%	8.8%	8.1%
Margin on average earning assets (TEB)[3]	3.58%	3.65%	3.58%	3.65%
Efficiency ratio – reported	62.5%	69.4%	62.5%	69.4%
Efficiency ratio – adjusted	60.7%	60.2%	60.7%	60.2%
Number of U.S. retail stores	1,312	1,299	1,312	1,299
Average number of full-time equivalent staff	24,896	24,934	24,896	24,934
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q3 2013 vs. Q3 2012
U.S. Personal and Commercial Banking reported and adjusted net income, in Canadian dollar terms, for the quarter was $445 million, an increase of $161 million, or 57%, on a reported basis, and an increase of $84 million, or 23%, on an adjusted basis, compared with the third quarter last year. In U.S. dollar terms, reported and adjusted net income for the quarter was US$432 million, an increase of US$153 million, or 55%, on a reported basis, and an increase of US$77 million, or 22%, on an adjusted basis compared with the third quarter last year. Results include the Bank’s share of Target credit card earnings subsequent to the acquisition of approximately US$5.6 billion of credit card receivables in the second quarter of this year. Revenue and expenses related to Target are reported on a gross basis on the income statement and non-interest expenses include the Bank’s expenses related to the business, and amounts due to Target under the credit card program agreement. The increase in earnings was primarily due to strong loan growth, higher gains on sales of securities, including the sale of a portion of the non-agency collateralized mortgage obligations (CMO) portfolio, and a reduction in litigation expenses, partially offset by lower margins. The reported and adjusted annualized return on common equity for the quarter was 9.1%, compared with 6.4% on a reported basis and 8.1% on an adjusted basis in the third quarter last year.
U.S. Personal and Commercial Banking revenue is derived from personal banking, business banking, investments, auto lending, and credit cards. In U.S. dollar terms, revenue for the quarter was US$1,909 million, an increase of US$409 million, or 27%, compared with the third quarter last year primarily due to the inclusion of revenue from the Target asset acquisition, strong organic loan and deposit growth and higher gains on sales of securities, partially offset by lower margins and acquired loan accretion. Gains on sales of securities and debt securities classified as loans were US$118 million for the quarter, an increase of US$95 million compared to the third quarter last year. Excluding Target, average loans increased US$11 billion, or 12%, compared with the third quarter last year, with an 18% increase in personal loans and a 7% increase in business loans. Average deposits increased US$18 billion, or 11%, compared with the third quarter last year driven by 9% growth in personal deposit volume, 5% growth in business deposit volume, and 18% growth in TD Ameritrade deposit volume. Margin on average earning assets was 3.80%, a 21 bps increase compared with the third quarter last year due to the impact of a full quarter of Target, partially offset by core margin compression.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 15

PCL for the quarter was US$217 million, an increase of US$44 million, or 25%, compared with the third quarter last year. Personal banking PCL was US$204 million, an increase of US$100 million, or 96%, compared with the third quarter last year primarily due to Target-related PCL and increased provisions in auto loans. Business banking PCL was US$24 million, a decrease of US$42 million, or 64%, compared with the third quarter last year primarily due to improved credit quality. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.88%, an increase of 10 bps, compared with the third quarter last year reflecting the addition of Target-related PCL. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3%, flat compared with July 31, 2012. Net impaired debt securities classified as loans were US$1,033 million, a decrease of US$264 million, or 20%, compared with the third quarter last year, primarily resulting from sales and the continued runoff of these securities.
Reported non-interest expenses for the quarter were US$1,170 million, an increase of US$129 million, or 12%, compared with the third quarter last year primarily due to increased expenses related to Target and investments in growth initiatives, offset by lower litigation expenses and productivity gains. Adjusted non-interest expenses for the quarter were US$1,170 million, an increase of US$255 million, or 28%, compared with the third quarter last year primarily due to increased expenses related to Target and investments in growth initiatives, partially offset by productivity gains.
The average FTE staffing levels decreased by 161, as planned declines in the store network and TD Auto Finance U.S. were partially offset by increases related to investments in growth initiatives. The reported efficiency ratio for the quarter improved to 61.3%, compared with 69.3% in the third quarter last year, while the adjusted efficiency ratio was 61.3%, or relatively flat, compared with 60.9% in the third quarter last year.

Quarterly comparison – Q3 2013 vs. Q2 2013
U.S. Personal and Commercial Banking reported and adjusted net income, in Canadian dollar terms, for the quarter increased $47 million, or 12%, compared with the prior quarter. In U.S. dollar terms, reported and adjusted net income for the quarter increased US$40 million, or 10%, compared with the prior quarter. The annualized return on common equity for the quarter was 9.1%, compared with 8.6% in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$202 million, or 12%, compared with the prior quarter primarily due to the full quarter impact of the Target acquisition, strong organic loan and deposit growth, and higher gains on sales of securities, including the sale of a portion of the non-agency CMO portfolio, partially offset by lower margins. Gains on sales of securities and debt securities classified as loans increased US$38 million compared to the prior quarter. Excluding Target, average loans increased US$2 billion, or 2%, compared with the prior quarter, with a 3% increase in personal loans and a 2% increase in business loans. Average deposits increased US$5 billion, or 3%, compared with the prior quarter. Margin on average earning assets increased by 13 bps to 3.80%, compared with the prior quarter due to the impact of a full quarter of Target, partially offset by core margin compression.
Total PCL for the quarter increased US$24 million, or 12%, compared with the prior quarter. Personal banking PCL increased US$58 million, or 40%, from the prior quarter primarily due to the full quarter impact of the Target acquisition and increased provisions in auto loans. Business banking PCL decreased US$20 million, or 45%, primarily due to improved credit quality. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.88%, an increase of 13 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3%, compared with 1.2% as at April 30, 2013. Net impaired debt securities classified as loans were US$1,033 million, a decrease of US$219 million, or 17%, compared with the prior quarter, primarily resulting from sales and continued runoff of these securities.
Reported and adjusted non-interest expenses for the quarter increased US$118 million, or 11%, compared with the prior quarter primarily due to increased expenses related to a full quarter of Target expenses and the timing of planned initiatives.
The average FTE staffing levels increased by 143 compared with the prior quarter due primarily to seasonal increases, and investments in growth initiatives, partially offset by planned declines in the store network and TD Auto Finance U.S. The reported and adjusted efficiency ratio for the quarter was 61.3%, or relatively flat, compared with 61.7% in the prior quarter.

Year-to-date comparison – Q3 2013 vs. Q3 2012
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the nine months ended July 31, 2013 was $1,158 million on a reported basis, an increase of $346 million, or 43%, and $1,228 million on an adjusted basis, an increase of $159 million, or 15%, compared with the same period last year. In U.S. dollar terms, reported net income was US$1,140 million, an increase of US$338 million, or 42%, and adjusted net income was US$1,211 million, an increase of US$153 million, or 14%. The increase in earnings was driven by loan growth, higher gains on sales of securities, and a reduction in litigation expenses, which more than offset the lower margins. The reported and adjusted annualized return on common equity were 8.3% and 8.8%, respectively, compared with 6.1% and 8.1%, respectively, in the same period last year.
In U.S. dollar terms, revenue was US$5,155 million, an increase of US$593 million, or 13%, compared with the same period last year primarily due to strong organic loan and deposit growth, gains on sales of securities, and the inclusion of the Target acquisition, partially offset by lower net interest margins. Gains on sales of securities and debt securities classified as loans were US$280 million year to date, an increase of US$172 million over the same period last year. Excluding Target, average loans increased US$12 billion, or 14%, compared with the same period last year, with a 21% increase in personal loans and a 10% increase in business loans. Average deposits increased US$16 billion, or 10%, compared with the same period last year driven by 9% growth in personal deposit volume, 5% growth in business deposit volume and 14% growth in TD Ameritrade deposit volume. Margin on average earning assets decreased by 7 bps to 3.58%, compared with the same period last year primarily due to continued pressure on margins and the impact of security sales, partially offset by the impact of Target.
Total PCL was US$587 million, an increase of US$66 million, or 13%, compared with the same period last year. Personal banking PCL was US$462 million, an increase of US$199 million, or 76%, from the same period last year due primarily to provisions for credit card loans acquired from Target and increased provisions in auto loans. Business banking PCL was US$130 million, a decrease of US$119 million, or 48%, from the same period last year reflecting improved credit quality in commercial loans. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.76%, a decrease of 6 bps, compared with the same period last year.
Reported non-interest expenses were US$3,223 million, an increase of US$57 million, or 2%, compared with the same period last year. Adjusted non-interest expenses were US$3,125 million, an increase of US$381 million, or 14%, compared with the same period last year due primarily to increased expenses related to the Target asset acquisition, new stores and other planned initiatives.
The average FTE staffing levels decreased by 38 reflecting planned declines in the store network and TD Auto Finance U.S. The reported efficiency ratio improved to 62.5%, compared with 69.4% in the same period last year, while the adjusted efficiency ratio worsened to 60.7%, compared with 60.2% in the same period last year.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 16

Business Outlook
We will continue to build on our strength of industry-leading convenience banking, providing superior customer service through efficient, local decision-making and evolving the product offering to our customers, which should contribute to continued good growth in loans and deposits. Given the elevated levels of gains on sales of securities and debt securities classified as loans taken in the current quarter and reduced unrealized gains in the portfolio as a result of higher interest rates, next quarter we expect lower securities gains than the range we previously targeted of $60-$80 million per quarter. We expect our margins, excluding Target and accretion fluctuation, to stabilize and improve from current levels as the increase in long term rates helps improve our asset yields. Improvements in the U.S. housing market and overall U.S. economy have led to more benign credit conditions compared to prior years which we believe will continue in the foreseeable future. There continue to be a number of regulatory and legislative developments (including the Durbin Amendment) that we are monitoring and which may have implications for us. Finally, excluding any costs added by acquisitions, the rate of organic expense growth in U.S. dollar terms is expected to be lower than last year due to productivity improvements.

TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Net interest income (TEB)	$505	$485	$447	$1,473	$1,324
Non-interest income	58	158	191	332	605
Total revenue	563	643	638	1,805	1,929
Provision for credit losses	23	3	21	21	39
Non-interest expenses	351	375	406	1,119	1,196
Net income	$147	$220	$180	$526	$571
Selected volumes and ratios
Trading-related revenue	$284	$353	$360	$928	$1,018
Risk-weighted assets (billions of dollars)[1]	46	49	48	46	48
Return on common equity	14.3%	20.9%	16.7%	16.7%	18.3%
Efficiency ratio	62.3%	58.3%	63.6%	62.0%	62.0%
Average number of full-time equivalent staff	3,592	3,549	3,588	3,537	3,555
1
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, excluding Credit Valuation Adjustment (CVA) capital in accordance with OSFI guidance and are presented based on the “all-in” methodology. In 2012, amounts were calculated in accordance with the Basel II regulatory framework inclusive of Market Risk Amendments.

Quarterly comparison – Q3 2013 vs. Q3 2012
Wholesale Banking net income for the quarter was $147 million, a decrease of $33 million, or 18%, compared with the third quarter last year. The decrease in earnings was primarily due to lower trading-related revenue, partially offset by lower non-interest expenses. The annualized return on common equity for the quarter was 14.3%, compared with 16.7% in the third quarter last year.
Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $563 million, a decrease of $75 million, or 12%, compared with the third quarter last year. The decrease in revenue was primarily due to lower fixed income and credit trading and lower equity trading as the third quarter last year included gains recognized on trading positions that were previously considered impaired. This decrease was partially offset by higher loan fees compared with the third quarter last year.
PCL for the quarter was $23 million, an increase of $2 million, compared with the third quarter last year. PCL in the current quarter consisted of the accrual cost of credit protection and a specific credit provision in the corporate lending and investment portfolio.
Non-interest expenses for the quarter were $351 million, a decrease of $55 million, or 14%, compared with the third quarter last year due to lower variable compensation commensurate with revenue mix and lower legal provisions.
Risk-weighted assets were $46 billion as at July 31, 2013, a decrease of $2 billion, or 4% compared with July 31, 2012. The decrease was primarily related to the reduction in exposures, partially offset by the implementation of the Basel III regulatory framework.

Quarterly comparison – Q3 2013 vs. Q2 2013
Wholesale Banking net income for the quarter decreased by $73 million, or 33%, compared with the prior quarter. The decrease was largely due to lower trading-related revenue, decreased gains in the investment portfolio and higher PCL, partially offset by lower non-interest expenses. The annualized return on common equity for the quarter was 14.3%, compared with 20.9% in the prior quarter.
Revenue for the quarter decreased $80 million, or 12%, primarily due to lower trading revenue in fixed income, currency and credit and lower gains in the investment portfolio. Fixed Income, currency and credit trading were lower due to reduced client flows. This was partially offset by higher loan fees and credit originations.
PCL for the quarter was $23 million, an increase of $20 million, compared with the prior quarter. PCL in the current quarter consisted of the accrual cost of credit protection and specific credit provision in the corporate lending and investment portfolio. PCL in the prior quarter primarily reflected the accrual cost of credit protection.
Non-interest expenses for the quarter decreased by $24 million, or 6%, compared with the prior quarter, due to lower variable compensation commensurate with revenue.
Risk-weighted assets as at July 31, 2013 decreased $3 billion, or 6%, compared with April 30, 2013. The decrease was primarily related to the reduction in exposures.

Year-to-date comparison – Q3 2013 vs. Q3 2012
Wholesale Banking net income for the nine months ended July 31, 2013 was $526 million, a decrease of $45 million, or 8%, compared with the same period last year. The decrease was primarily due to lower revenue and a higher effective tax rate, partially offset by lower non-interest expenses and PCL. The annualized return on common equity was 16.7%, compared to 18.3% in the same period last year.
Revenue was $1,805 million, a decrease of $124 million, or 6%, compared with the same period last year. The decrease was largely attributable to lower fixed income, and credit trading due to reduced capital markets activity. Equity trading was lower compared to the prior year, which included gains recognized on trading positions that were previously considered impaired. Investment Banking revenue was lower primarily due to reduced M&A and underwriting fees, partially offset by higher credit origination.
PCL was $21 million, a decrease of $18 million, or 46%, compared with the same period last year primarily due to recoveries in the corporate lending portfolio in the current year.
Non-interest expenses were $1,119 million, a decrease of $77 million, or 6%, compared with the same period last year largely due to reduced variable compensation commensurate with reduced revenue and lower operating expenses.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 17

Business Outlook
We are encouraged by the gradual improvement in capital markets and the economy, but a combination of fiscal challenges in Europe and the U.S., slower commodity markets and the impact of regulatory reform will affect trading conditions in the medium term. The recent Federal Reserve announcement in regards to the central bank’s bond buying program has created volatility in the markets. The instability in the macro-economic environment impacts overall corporate and investor activities; however, we expect that our strong franchise businesses will continue to deliver solid results. We continue to stay focused on serving our clients, being a valued counterparty, growing our franchise, managing our risks and reducing expenses for the remainder of 2013.

TABLE 11: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Net income (loss) – reported	$(45)	$(106)	$15	$(132)	$(81)
Adjustments for items of note: Decrease (increase) in net income[1]
Amortization of intangibles	59	58	59	173	178
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(70)	22	–	(72)	54
Fair value of credit default swaps hedging the corporate loan book, net of
provision for credit losses	–	–	(2)	–	–
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition	–	–	6	–	14
Reduction of allowance for incurred but not identified credit losses[2]	–	–	(30)	–	(120)
Positive impact due to changes in statutory income tax rates	–	–	(18)	–	(18)
Impact of Alberta flood on the loan portfolio	48	–	–	48	–
Total adjustments for items of note	37	80	15	149	108
Net income (loss) – adjusted	$(8)	$(26)	$30	$17	$27
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(118)	$(116)	$(55)	$(368)	$(242)
Other	84	64	59	307	191
Non-controlling interests	26	26	26	78	78
Net income (loss) – adjusted	$(8)	$(26)	$30	$17	$27
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Beginning in 2013, the change in the “reduction of allowance for incurred but not identified credit losses” in the normal course of business relating to Canadian Personal and Commercial Banking and Wholesale Banking will be included in Corporate segment adjusted net income and will no longer be recorded as an item of note.

Quarterly comparison – Q3 2013 vs. Q3 2012
Corporate segment’s reported net loss for the quarter was $45 million, compared with a reported net income of $15 million in the third quarter last year. Adjusted net loss was $8 million, compared with an adjusted net income of $30 million in the third quarter last year. The loss was due to higher net corporate expenses driven by increased pension and strategic initiative costs, partially offset by favourable Other items. The increased income from Other items was largely due to the reduction of allowance for incurred but not identified credit losses relating to the Canadian loan portfolio.

Quarterly comparison – Q3 2013 vs. Q2 2013
Corporate segment’s reported net loss for the quarter was $45 million, compared with a reported net loss of $106 million in the prior quarter. Adjusted net loss was $8 million, compared with an adjusted net loss of $26 million in the prior quarter. The lower loss was due to favourable Other items including higher gains in treasury and other hedging activities, partially offset by unfavourable tax items.

Year-to-date comparison – Q3 2013 vs. Q3 2012
Corporate segment’s reported net loss for the nine months ended July 31, 2013 was $132 million, compared with a reported net loss of $81 million in the same period last year. Adjusted net income for the nine months ended July 31, 2013 was $17 million, compared to $27 million in the same period last year. The decline was largely due to higher net corporate expenses, driven by increased pension and strategic initiative costs which was largely offset by the reduction of allowance for incurred but not identified credit losses relating to the Canadian loan portfolio and positive tax results.

Business Outlook
In line with historical seasonality, we expect Corporate segment expenses to be somewhat elevated in the fourth quarter of this year as compared to the current quarter.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 18

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company*
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar
Computershare Shareowner Services LLC
P.O. Box 43006
Providence, Rhode Island 02940-3006
or
250 Royall Street
Canton, Massachusetts 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website:     http://www.td.com
Internet e-mail:       customer.service@td.com

Access to Quarterly Results Materials
Interested investors, the media and others may view this third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD website at www.td.com/investor/.

TD BANK GROUP • THIRD QUARTER 2013 • EARNINGS NEWS RELEASE	Page 19

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on August 29, 2013. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD web site at www.td.com/investor/qr_2013.jsp on August 29, 2013, by approximately 12 p.m. ET. A listen-only telephone line will be available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2013.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 29, 2013, until September 30, 2013, by calling 416-640-1917 or 1-877-289-8525 (toll free).The passcode is 4634455, followed by the pound key.

Annual Meeting
Thursday, April 3, 2014
Calgary, Alberta

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$835 billion in assets on July 31, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030
Ali Duncan Martin, Manager, Media Relations, 416-983-4412